Exhibit 99.1

THE REAL BROKERAGE INC.

Interim Condensed Consolidated Financial Statements

For the period ended June 30, 2023

(Unaudited)

Symbol: REAX | Building your future, **together**

1

THE REAL BROKERAGE INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS
(Expressed in thousands of U.S. dollars)

UNAUDITED

	Unaudited	Audited
	June 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$17,165	$10,846
Restricted cash	29,580	7,481
Investments in financial assets	10,911	7,892
Trade receivables	1,925	1,547
Other receivables	52	74
Prepaid expenses and deposits	1,059	529
TOTAL CURRENT ASSETS	60,692	28,369
NON-CURRENT ASSETS
Intangible assets	3,314	3,708
Goodwill	10,174	10,262
Property and equipment	1,466	1,350
Right-of-use assets	-	73
TOTAL NON-CURRENT ASSETS	14,954	15,393
TOTAL ASSETS	75,646	43,762

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	1,146	474
Accrued liabilities	21,280	11,866
Customer deposits	29,580	7,481
Other payables	1,354	1,188
Lease liabilities	-	96
TOTAL CURRENT LIABILITIES	53,360	21,105
NON-CURRENT LIABILITIES
Warrants outstanding	324	242
TOTAL NON-CURRENT LIABILITIES	324	242
TOTAL LIABILITIES	53,684	21,347

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Share premium	56,266	63,204
Stock-based compensation reserves	32,024	25,083
Deficit	(62,217)	(50,704)
Other reserves	(272)	(469)
Treasury stock, at cost	(4,328)	(14,962)
EQUITY ATTRIBUTABLE TO OWNERS	21,473	22,152
Non-controlling interests	489	263
TOTAL EQUITY	21,962	22,415
TOTAL LIABILITIES AND EQUITY	75,646	43,762

The accompanying notes form an integral part of the consolidated financial statements.

2

THE REAL BROKERAGE INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in thousands of U.S. dollars, except for per share amounts)

UNAUDITED

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues	$185,332	$112,356	$293,177	$174,005
Commissions and other agent-related costs	167,573	103,064	264,610	158,851
Gross Profit	17,759	9,292	28,567	15,154

General and administrative expenses	9,654	6,116	18,292	11,490
Marketing expenses	10,266	5,700	17,950	9,416
Research and development expenses	1,579	1,680	3,103	2,719
Operating Loss	(3,740)	(4,204)	(10,778)	(8,471)

Other income	40	257	68	436
Finance expenses, net	(272)	(208)	(577)	(372)
Net Loss	(3,972)	(4,155)	(11,287)	(8,407)
Net income attributable to noncontrolling interests	146	53	226	114
Net Loss Attributable to the Owners of the Company	(4,118)	(4,208)	(11,513)	(8,521)
Other comprehensive income/(loss):
Cumulative (gain)/loss on investments in debt instruments classified as FVTOCI reclassified to profit or loss	42	(116)	135	(393)
Foreign currency translation adjustment	(85)	190	62	394
Total Comprehensive Loss Attributable to Owners of the Company	(4,161)	(4,134)	(11,316)	(8,520)
Total Comprehensive Income Attributable to NCI	146	53	226	114
Total Comprehensive Loss	(4,015)	(4,081)	(11,090)	(8,406)
Loss per share
Basic and diluted loss per share	(0.02)	(0.02)	(0.06)	(0.05)
Weighted-average shares, basic and diluted	179,764	178,330	178,252	178,330

The accompanying notes form an integral part of the consolidated financial statements.

3

THE REAL BROKERAGE INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(U.S. dollar in thousands)

UNAUDITED

	Share Premium	Stock-Based Compensation Reserve	Foreign Exchange Translation Reserve	Investments Revaluations Reserve	Deficit	Treasury Stock	Non-Controlling Interests	Total Equity
Balance at, January 1, 2023	63,204	25,083	290	(759)	(50,704)	(14,962)	263	22,415
Total loss and income	-	-	-	-	(11,513)	-	226	(11,287)
Total other comprehensive loss	-	-	62	135	-	-	-	197
Acquisitions of commons shares for Restricted Share Unit (RSU) plan	-	-	-	-	-	(1,411)	-	(1,411)
Release of treasury shares	(12,045)	-	-	-	-	12,045	-	-
Issuance of Restricted Share Units	4,794	(4,794)	-	-	-	-	-	-
Exercise of stock options	313	(101)	-	-	-	-	-	212
Equity-settled share-based payment	-	11,836	-	-	-	-	-	11,836
Balance at, June 30, 2023	56,266	32,024	352	(624)	(62,217)	(4,328)	489	21,962

Balance at, January 1, 2022	63,397	6,725	5	(352)	(30,127)	(12,644)	-	27,004
Total loss	-	-	-	-	(8,521)	-	114	(8,407)
Total other comprehensive loss	-	-	394	(393)	-	-	-	1
Acquisitions of commons shares for Restricted Share Unit (RSU) plan	-	-	-	-	-	(5,692)	-	(5,692)
Release of vested common shares from employee benefit trusts	93	-	-	-	-	1,233	-	1,326
Adjustment arising from change in non-controlling interest	-	-	-	-	-	-	21	21
Exercise of stock options	47	-	-	-	-	-	-	47
Equity-settled share-based payment	-	4,111	-	-	-	-	-	4,111
Balance at, June 30, 2022	63,537	10,836	399	(745)	(38,648)	(17,103)	135	18,411

The accompanying notes form an integral part of the consolidated financial statements.

4

THE REAL BROKERAGE INC.
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(U.S. dollar in thousands)

UNAUDITED

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
OPERATING ACTIVITIES
Net Loss	$(3,972)	$(4,155)	$(11,287)	$(8,407)
Adjustments for:
Depreciation	284	135	553	138
Equity-settled share-based payment	6,075	274	11,836	1,211
Finance costs	116	100	299	209
Loss on short term investments	-	(339)	-	(135)
Stock Compensation Payable (RSU)	-	2,481	-	4,051
Changes in operating asset and liabilities:
Trade receivables	(526)	111	(378)	14
Other receivables	23	21	22	(43)
Prepaid expenses and deposits	(306)	149	(530)	(851)
Accounts payable	776	517	672	565
Accrued liabilities	6,333	3,554	9,414	4,955
Customer deposits	14,144	(1,590)	22,099	11,281
Other payables	641	7	166	471
NET CASH PROVIDED BY OPERATING ACTIVITIES	23,588	1,265	32,866	13,459

INVESTING ACTIVITIES
Purchase of property and equipment	(110)	(249)	(250)	(625)
Acquisition of subsidiaries	-	-	-	(7,445)
Investment Deposits in Debt Instruments held at FVTOCI	(3,223)	3,989	(3,729)	3,989
Investment Withdrawals in Debt Instruments held at FVTOCI	845	-	845	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(2,488)	3,740	(3,134)	(4,081)

FINANCING ACTIVITIES
Purchase of common shares for Restricted Share Unit (RSU) Plan	(810)	(1,180)	(1,411)	(5,692)
Proceeds from exercise of stock options	146	24	212	47
Payment of lease liabilities	(16)	(22)	(96)	(45)
Cash disbursements for non-controlling interest		(43)	-	(43)
NET CASH USED IN FINANCING ACTIVITIES	(680)	(1,221)	(1,295)	(5,733)

Net change in cash, cash equivalents and restricted cash	20,420	3,783	28,437	3,645
Cash, cash equivalents and restricted cash, beginning of period	26,411	28,988	18,327	29,129
Fluctuations in foreign currency	(87)	(252)	(19)	(254)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING BALANCE	$46,745	$32,520	$46,745	$32,520

SUPPLEMENTAL DISCLOSURE OF NON CASH ACTIVITIES
Share-based compensation as part of Expetitle acquisition	-	-	-	4,325
Increase in non-controlling interest	146	-	226	-

The accompanying notes form an integral part of the consolidated financial statements.

5

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2023 and 2022

UNAUDITED

1. General Information

The Real Brokerage Inc. (“Real” or the “Company”) is a technology-powered real estate brokerage firm, licensed in 47 U.S. states, the District of Columbia, and 4 provinces in Canada. Real offers agents a mobile focused tech-platform to run their business.

The consolidated operations of Real include the wholly-owned subsidiaries of Real, including those wholly-owned subsidiaries involved in the brokerage, title and mortgage business operations. The Company also has investments in joint ventures which are accounted for using the equity method.

On May 17, 2021, the TSX Venture Exchange (the “TSXV”) accepted the Company’s Notice of Intention to implement a normal course issuer bid (“NCIB”). On May 19, 2022, the Company announced that it renewed its NCIB to be transacted through the facilities of the NASDAQ Capital Market (“NASDAQ”) and other stock exchanges and/or alternative trading systems in the United States and/or Canada. Pursuant to the NCIB, Real was able to purchase up to 8.9 million common shares of the Company (“Common Shares”), representing approximately 5% of the total 178.3 million Common Shares issued and outstanding as of May 19, 2022. On May 24, 2023, the Company announced that it renewed its NCIB pursuant to which, Real may purchase up to approximately 9.0 million Common Shares, representing approximately 5% of the total 180 million Common Shares issued and outstanding as of May 18, 2023. Purchases will be made at prevailing market prices and may be conducted during the twelve-month period ended May 28, 2024.

The NCIB is being conducted to acquire Common Shares for the purposes of satisfying restricted share unit (each, an “RSU”) obligations. The Company appointed CWB Trust Services (the “Trustee”) as the trustee for the purposes of arranging the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying RSU payments as well as deal with other administrative matters. Through the Trustee, RBC Capital Markets was engaged to undertake purchases under the NCIB.

During the six-month period ended June 30, 2023, the Company repurchased 1.1 million Common Shares in the amount of $1.4 million.

On July 26, 2022, the Company’s Common Shares commenced trading on the Toronto Stock Exchange (the “TSX”) under the symbol “REAX”. Concurrent to the graduation to the TSX, the Common Shares were voluntarily delisted from the TSXV. Trading of the Common Shares continues on the NASDAQ under the same symbol, “REAX”.

2. Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2022.

A. Basis of preparation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements for the period ended December 31, 2022. These unaudited interim condensed consolidated financial statements were authorized for issuance by the Company’s Board of Directors on August 8, 2023.

All dollar amounts are in U.S. dollars unless otherwise stated.

6

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2023 and 2022

UNAUDITED

B. Significant judgments, estimates and assumptions

The preparation of Real’s unaudited interim condensed consolidated financial statements require management to make judgments, estimates and assumptions that affect the amounts reported. In the process of applying Real’s accounting policies, management was required to apply judgment in certain areas. Estimates and assumptions made by management are based on events and circumstances that existed at the unaudited interim condensed consolidated balance sheet date. Accordingly, actual results may differ from these estimates.

The significant judgments, estimates and assumptions in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2022.

3. EXPETITLE ACQUISITION

On January 20, 2022, the Company completed the acquisition of 100% of the issued and outstanding equity interests of Expetitle, Inc. (“Expetitle”) pursuant to a stock purchase agreement (the “Expetitle Transaction”). Expetitle had developed technology that simplifies the paper-intensive and time-intensive title and eEscrow process, reducing errors and saving time. Agents and homebuyers can navigate the entire closing experience in a few clicks using Expetitle’s mobile app. As part of the Expetitle Transaction, the Company also acquired 51% ownership of five subsidiaries of Expetitle. The noncontrolling ownership interest in these five subsidiaries of Expetitle recognized at the acquisition date was measured by reference to the fair value of the non-controlling interest and amounted to $21 thousand. The aggregate purchase price for 100% of the issued and outstanding equity interests of Expetitle was comprised of cash consideration of $7.4 million payable at the closing of the Expetitle Transaction and contingent consideration of $600 thousand in cash subject to escrow, that would be released after twelve (12) months upon the satisfaction or waiver of the following terms and conditions: (i) the key employees remain at their current position with the Company for at least twelve (12) months after the closing of the Expetitle Transaction and (ii) Expetitle will become licenced to operate in at least fifteen states, including the then current states of operation, Florida, Georgia, and Texas. In addition, certain Expetitle employees were entitled to a cash payment of $200 thousand subject to the same terms as set out for the contingent consideration. The contingent terms were met and the $800 thousand that was in escrow was released on January 23, 2023.

As part of the Expetitle Transaction, Real granted an aggregate of 700 thousand incentive stock options (“Options”) and an aggregate of 1.1 million RSUs to shareholders and members of the Expetitle team. The fair value of those Options was $4.8 million from which $4.3 million was determined to be part of the consideration and $451 thousand that was recorded immediately to the statement of loss and comprehensive loss as post transaction employee compensation which vests immediately. The Options are exercisable for a period of 3 years at $3.60 per Common Share. In addition, and as part of the transaction, the Company provided cash grants to the Expetitle employees in the amount of $168 thousand.

We have completed the valuation of the acquired assets and assumed liabilities and have assigned $3.4 million as the fair value of the Company’s developed technology and $8.4 million as the residual goodwill. Goodwill represents expected synergies, future income and growth potential, and other intangibles that do not qualify for separate recognition. None of the goodwill arising from this acquisition is expected to be deductible for tax purposes.

7

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2023 and 2022

UNAUDITED

The following table summarizes the recognized amounts of assets acquired and liabilities assumed, total consideration, and cash flow related to the Expetitle Transaction (in thousands):

Balance at January 21, 2022
Recognized amounts of assets acquired and liabilities assumed
Cash	80
Other Current Assets	42
In Trust Cash	960
Goodwill	8,393
Intangible Assets	3,364
Accounts Payables and Accrued Liabilities	(103)
Held in Trust Funds	(960)
Other Payables	(19)
Net Assets Acquired	11,757

Cash Flow
Total Consideration	(11,757)
Acquired Cash	80
Equity-settled share-based payment	4,325
Cash from Investing Activities	(7,352)

4. REdline real estate group acquisition

On November 3, 2022, the Company acquired, through a wholly owned subsidiary, all of the issued and outstanding common shares of Redline Real Estate Group (BC) Inc. (“Redline BC”) pursuant to a share purchase agreement between the Company, Redline BC and Redline Realty Investments Inc. (“Redline Realty”). The acquisition, which includes Redline’s real estate license to operate in British Columbia, fueled the Company’s expansion into Canada’s third largest province. The transaction was settled in nominal cash consideration for an aggregate purchase price of one Canadian dollar. The Company has determined that the Redline Transaction meets the definition of business combinations within the scope of IFRS 3, Business Combination. The measurement period ends as soon as the company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date.

The following table summarizes the fair value of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date (in thousands):

Balance at November 3, 2022
Recognized amounts of assets acquired and liabilities assumed
Cash & Cash in Trust	30
Amount Held in Trust	(30)
Net Assets Acquired	-
Consideration	-

8

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2023 and 2022

UNAUDITED

5. LEMONBREW LENDING ACQUISITION

On December 9, 2022, pursuant to the terms of a share purchase agreement dated September 23, 2022 between the Company, LemonBrew Lending Corp. (“LemonBrew Lending”) and LemonBrew Technologies Corp. (“LemonBrew Technologies”), the Company acquired 100% of the issued and outstanding equity interests of LemonBrew Lending from the seller for an aggregate purchase price of $1.25 million (the “LemonBrew Transaction”). The purchase price was satisfied by (i) cash in the amount of $800 thousand and (ii) the issuance of 351,837 Common Shares (the “Consideration Shares”) at a deemed issued price of $1.279 per share. The issued price of the Consideration Shares is equal to the product of $450,000 divided by the 5-day volume weighted average trading price of the Common Shares on the NASDAQ immediately prior to the closing of the LemonBrew Transaction.

In connection with the closing of the LemonBrew Transaction, the Company entered into agreements with management and key employees of LemonBrew Lending (the “LemonBrew Key Employee Agreements”). The LemonBrew Key Employment Agreements provide for performance-based milestone payments of $2.5 million payable over 36 months following closing of the LemonBrew Transaction, of which $2 million will be payable in cash and $500 thousand will be payable in restricted share units of the Company. The performance-based milestones are:

●	LemonBrew achieving at least $500 thousand in EBITDA for the first 12-month period following closing, $1 million in EBITDA for the second 12-month period following closing, and $2 million in EBITDA for the third 12-month period following closing
●	Certain employees remaining in their roles to be established with Real during the transaction

These payments are considered separate from the aggregate purchase price. Management believes that there is no likelihood of achieving the performance-based milestones and has not recognized any expenses related to the performance-based milestone payment.

The Company has determined that the LemonBrew Transaction meets the definition of business combinations within the scope of IFRS 3, Business Combination. The measurement period ends as soon as the company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date.

9

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2023 and 2022

UNAUDITED

The following table summarizes the recognized amounts of assets acquired and liabilities assumed, total consideration, and cash flow related to the LemonBrew Transaction (in thousands). The following amounts are provisional and will be adjusted during the measurement period, and additional assets or liabilities may be recognized to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date:

Balance at December 9, 2022
Recognized amounts of assets acquired and liabilities assumed
Current Assets	27
Other Assets	119
Goodwill	1,179
Accounts Payables and Accrued Liabilities	(11)
Other Payables	(64)
Net Assets Acquired	1,250

Consideration
Cash	800
Common shares issued	450
Total Consideration	1,250

Cash Flow
Total Consideration	(1,250)
Equity-settled share-based payment	450
Cash From Investing Activities	(800)

6. Revenue

In the following table, revenue (in thousands) from contracts with customers is disaggregated by major service lines as well as timing of revenue recognition.

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Main revenue streams
Commissions	181,437	110,999	287,043	171,505
Title	948	506	1,546	908
Mortgage Income	362	-	494	-
Fee Income	1,409	639	2,352	1,085
Other	1,176	212	1,742	507
Total Revenue	185,332	112,356	293,177	174,005

Timing of Revenue Recognition
Products and Services Transferred at a Point in Time	185,332	112,356	293,177	174,005
Revenue from Contracts with Customers	185,332	112,356	293,177	174,005

10

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2023 and 2022

UNAUDITED

7. Expenses By Nature

In the following table, cost of sales represents real estate commission paid to Company’s agents as well as to outside brokerages in Canada and Title Fee Expenses (in thousands).

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Commissions and other agent-related costs	167,573	103,064	264,610	158,851

Operating Expenses
General and Administrative Expenses	9,654	6,116	18,292	11,490
Salaries and Benefits	4,689	2,656	9,167	4,821
Stock Based Compensation	1,128	931	2,087	2,052
Administrative Expenses	905	471	1,590	822
Professional Fees	1,968	1,552	3,615	2,971
Depreciation Expense	284	135	553	138
Other General and Administrative Expenses	680	371	1,280	686
Marketing Expenses	10,266	5,700	17,950	9,416
Salaries and Benefits	203	171	310	283
Stock Based Compensation for Employees	11	(27)	22	(16)
Stock Based Compensation for Agents	1,640	547	3,181	1,129
Revenue Share	7,684	4,376	13,118	7,078
Other Marketing and Advertising Cost	728	633	1,319	942
Research and Development Expenses	1,579	1,680	3,103	2,719
Salaries and Benefits	748	734	1,406	1,126
Stock Based Compensation	75	(7)	124	66
Other Research and Development	756	953	1,573	1,527
Total Cost of Sales and Operating Expenses	189,072	116,560	303,955	182,476

Finance Expenses

The following table summarizes details behind Finance costs (in thousands) as reported in the unaudited interim condensed consolidated Statement of Income (Loss):

	Three Months Ended June 30,		Six Months Ended June 30,
Description	2023	2022	2023	2022
Unrealized Losses (Gains)	123	(132)	81	(385)
Realized Losses (Gains)	77	1	85	53
Bank Fees	156	108	278	163
Finance Costs	(84)	232	133	541
Other	-	(1)	-	-
Total Finance Expenses	272	208	577	372

8. Loss Per Share

Basic and Diluted loss per share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of Common Shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) less any preferred dividends for the period by the weighted average number of Common Shares outstanding plus, any potentially dilutive Common Shares outstanding during the period. The Company does not pay dividends or have participating shares outstanding.

11

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2023 and 2022

UNAUDITED

The following table outlines the number of Common Shares (in thousands) and basic and diluted loss per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Issued Common Shares at the beginning of the period	178,629	174,746	178,201	170,483
Effect of Warrant Exercise	-	3,584	-	7,847
Effect of Treasury Issuance	205	-	-
Effect of Share Options Exercise	930	-	51
Weighted-average numbers of Common Shares	179,764	178,330	178,252	178,330

Loss per share
Basic and diluted loss per share	(0.02)	(0.02)	(0.06)	(0.05)

9. Share-Based Payment Arrangements

A. Description of share-based payment arrangements

Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock option plan (the “Stock Option Plan”) that entitles key management personnel and employees to purchase shares in the Company. Under the Stock Option Plan, holders of vested Options are entitled to purchase Common Shares for the exercise price as determined at the grant date.

On February 26, 2022, the Company established an omnibus incentive plan providing for up to 20% of the issued and outstanding Common Shares as of the date thereof (being 35.6 million Common Shares, less RSUs and Options outstanding under other equity inventive plans) to be issued as RSUs or Options to directors, officers, employees, and consultants of the Company (the “Omnibus Incentive Plan”). The Omnibus Incentive Plan was approved by shareholders of the Company on June 13, 2022.

In connection with the graduation to the TSX, the Company amended its Omnibus Incentive Plan (the “A&R Plan”) on July 13, 2022, and the Company’s shareholders approved the A&R Plan on June 9, 2023. Pursuant to the A&R Plan, the maximum number of Common Shares issuable pursuant to outstanding Options at any time shall be limited to 15% of the aggregate number of issued and outstanding Common Shares as of the applicable award date less the number of Common Shares issuable pursuant to Options under the A&R Plan or any other security based compensation arrangement of the Company. In addition, the Company is authorized to grant up to 70,000,000 RSUs pursuant to the A&R Plan. The RSU limit is separate and distinct from the maximum number of Common Shares reserved for issuance pursuant to Options under the A&R Plan.

12

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2023 and 2022

UNAUDITED

The following table depicts the number of Options granted apart from the Company’s various acquisitions (in thousands):

Grant Date	Number of Options	Vesting Conditions	Contractual Life of Options
Balance January 1, 2022	22,287
On March, 2022	240	3 years quarterly vest	10 years
On May, 2022	320	3 years quarterly vest	10 years
On August, 2022	4,000	25% on first anniversary, then quarterly vesting	10 years
On August, 2022	145	3 years quarterly vest	10 years
On November, 2022	55	3 years quarterly vest	10 years
On December, 2022	10	3 years quarterly vest	10 years
Balance December 31, 2022	27,057
Balance January 1, 2023	27,057
On March, 2023	1,500	16.7% on first anniversary, then quarterly vesting	10 years
On March, 2023	15	3 years quarterly vest	10 years
On June, 2023	65	3 years quarterly vest	10 years
Balance June 30, 2023	28,637

B. Measurement of fair value

The fair value of the Options has been measured using the Black-Scholes formula which was also used to determine the Company’s share value. Service and non-market performance conditions attached to the arrangements were not considered in measuring fair value. The inputs used in the measurement of the fair value at the grant and measurement date were as follows:

	June 30, 2023	December 31, 2022
Share price	$1.91	$1.05
Exercise price	$1.25 to $1.40	$1.35 to $2.45
Expected volatility (weighted-average)	108.0%	108.0%
Expected life (weighted-average)	10 years	10 years
Expected dividends	-%	-%
Risk-free interest rate (based on US government bonds)	3.62 – 3.65%	1.95 – 2.89%

Expected volatility has been based on an evaluation of historical volatility of the company’s share price.

C. Reconciliation of outstanding stock-options

The following table outlines the number of Options (in thousands) and weighted-average exercise price:

	June 30, 2023		December 31, 2022
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	21,746	$0.87	20,815	$0.71
Granted	1,580	1.26	4,770	1.61
Forfeited/ Expired	(191)	(1.78)	(2,450)	(2.35)
Exercised	(395)	(0.27)	(1,389)	(0.23)
Outstanding at end of period	22,740	$0.90	21,746	$0.87
Exercisable as at end of period	13,665		11,046

The Options outstanding as of June 30, 2023 had a weighted average exercise price of $0.90 (December 31, 2022: $0.90) and a weighted-average contractual life of 10 years (December 31, 2022: 10 years).

13

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2023 and 2022

UNAUDITED

D. Restricted share unit plan

Restricted share unit plan

Under the Company’s agent performance grant program, the Company issues RSUs to agents based on an agent meeting certain performance metrics, and successfully attracting other performing agents to the Company. Each RSU entitles the holder to one Common Share or cash payment in lieu of a Common Share. The RSUs have a three-year vesting term and are subject to forfeiture in certain circumstances. The Company recognizes expense from the issuance of these RSUs during the applicable vesting period based upon the best available estimate of the number RSUs expected to vest with a corresponding increase in stock-based compensation reserve. The expense recognized from the issuance of RSU awards for the six-month period ended June 30, 2023 was $2.5 million, and was classified as marketing expense.

Under the Company’s agent stock purchase program, agents purchase RSUs, which vest after a year, using a percentage of the agent’s commission that is withheld by the Company. Each RSU entitles the holder to one Common Share or cash payment in lieu of a Common Share. The RSUs are expensed in the period in which they are issued with a corresponding increase in equity. Each agent pays the Company 15% of commissions until the commission paid to the Company totals that agent’s “cap” amount (the “Cap”). As an incentive to participate in the program, the Company issues additional RSUs (“Bonus RSUs”) with a value of (i) 15% of the commission withheld (the percentage was 30% prior to June 16, 2022) if an agent has not met the Cap and (ii) 30% of the commission withheld (the percentage was 50% prior to June 16, 2022) if an agent has met the Cap. The Bonus RSUs have a one-year vesting term and are subject to forfeiture in certain circumstances. The RSUs purchased under the program and the Bonus RSUs are expensed when they are issued with a corresponding increase in stock-based compensation reserve.

Stock compensation awards granted to full time employees (“FTEs”) are classified as a General and Administrative, Research & Development, or Marketing expense based on the appropriate department within the interim Condensed Consolidated Statements of Loss and Other Comprehensive Loss.

The following table illustrates the Company’s stock activity (in thousands of units) for the restricted share unit plan.

Units
Balance at, December 31, 2021	3,965
Granted	16,053
Vested and Issued	(2,504)
Forfeited	(606)
Balance at, December 31, 2022	16,908
Granted	10,342
Vested and Issued	(3,788)
Forfeited	(1,391)
Balance at, June 30, 2023	22,071

14

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2023 and 2022

UNAUDITED

Stock Based Compensation Expense

The following table provides a detailed breakdown of the stock-based compensation expense (in thousands) as reported in the Consolidated Statement of Loss and Comprehensive Loss.

	For the Six Months Ended
	June 30, 2023			June 30, 2022
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Marketing Expenses – Agent Stock Based Compensation	687	2,494	3,181	520	609	1,129
Marketing Expenses – FTE Stock Based Compensation	4	18	22	(16)	-	(16)
Research and Development – FTE Stock Based Compensation	54	70	124	23	43	66
General and Administrative – FTE Stock Based Compensation	1,389	698	2,087	684	1,368	2,052
Total Stock Based Compensation (i)	2,134	3,280	5,414	1,211	2,020	3,231

(i)         Stock Based Compensation Expense excludes Stock Based Compensation recognized under Cost of Goods Sold.

On May 20, 2021, the Company began transacting under the NCIB to purchase up to 7.2 million of its Common Shares representing approximately 5% of the total 143 million Common Shares issued and outstanding as of April 30, 2021. On May 19, 2022, the Company announced that it renewed the NCIB. Pursuant to the renewed NCIB, Real may purchase up to 8.9 million Common Shares, representing approximately 5% of the total 178.3 million Common Shares issued and outstanding as of May 19, 2022. The purpose of the purchase of Common Shares under the NCIB is to enable the Company to acquire shares to satisfy its RSU grants for shares. On May 24, 2023, the Company announced that it renewed its NCIB pursuant to which, Real may purchase up to 9 million common shares of the Company, representing approximately 5% of the total 180 million Common Shares issued and outstanding as of May 18, 2023. The NCIB shall terminate on the earlier of May 28, 2024 and the date on which the maximum number of Common Shares purchasable under the NCIB is acquired by the Company.

The Company appointed the Trustee for the purposes of arranging for the acquisition of the Common Shares and to hold the Common Shares in trust for the purposes of satisfying restricted share unit payments as well as deal with other administration matters. Through the Trustee, RBC Capital Markets was engaged to undertake purchases under the NCIB for the purposes of the RSU Plan, the Omnibus Incentive Plan, and the A&R Plan.

10. CasH AND CASH EQUIVALENTS

In the statement of financial position, cash and bank balances comprise cash (i.e. cash on hand and demand deposits) and cash equivalents. Cash equivalents are short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Bank balances for which use by the Company is subject to third party contractual restrictions are included as part of cash unless the restrictions result in a bank balance no longer meeting the definition of cash. Restricted cash consists of cash held in escrow by the Company’s brokers and agents on behalf of real estate buyers. The Company recognizes a corresponding customer deposit liability until the funds are released. Once the cash is transferred from escrow, the Company reduces the respective customers’ deposit liability.

15

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2023 and 2022

UNAUDITED

11. Investments in Available for Sale Securities at Fair Value

The following table provides a detailed breakdown of short term investments (in thousands) as reported in the Consolidated Statements of Financial Positions:

Description	Estimated Fair Value December 31, 2022	Deposit / (Withdraw)	Gross Unrealized Gains / (Losses)	Estimated Fair Value June 30, 2023
Cash Investments	-	2,823	-	2,823
Fixed Income	6,997	886	130	8,013
Fixed Income – Mutual Funds	840	(845)	5	-
Investment Certificate	55	20	-	75
Short Term Investments	7,892	2,884	135	10,911

Investment securities are recorded at fair value. The Company’s investment securities portfolio consists primarily of cash investments, debt securities issued by U.S. government agencies, local municipalities and certain corporate entities. The products in the Company’s investment portfolio have maturity dates ranging from less than one year to over 20 years.

The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. Net unrealized gains and losses in the portfolio are included in Other Comprehensive Income (Loss). An unrealized loss exists when the current fair value of an individual security is less than the amortized cost basis.

12. Property and Equipment

Reconciliation of Carrying Amounts (in thousands)

	Computer Equipment	Software	Furniture and Equipment	Total
Cost
Balance at December 31, 2021	205	-	69	274
Additions	413	995	164	1,572
Balance at December 31, 2022	618	995	233	1,846
Additions (Adjustment)	-	-	(58)	(58)
Additions	28	223	-	250
Balance at June 30, 2023	646	1,218	175	2,038
Accumulated Depreciation
Balance at December 31, 2021	39	-	65	104
Acquired Depreciation	92	26	137	255
Depreciation	79	57	1	137
Balance at December 31, 2022	210	83	203	496
Depreciation (Adjustment)	-	-	(67)	(67)
Depreciation	55	83	5	143
Balance at June 30, 2023	265	166	141	572

Carrying Amounts
Balance at December 31, 2022	408	912	30	1,350
Balance at June 30, 2023	381	1,052	34	1,466

16

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2023 and 2022

UNAUDITED

13. INTANGIBLE ASSETS AND GOODWILL

We record goodwill associated with acquisitions of businesses when the purchase price of the business exceeds the fair value of the net tangible and identifiable assets acquired. We review goodwill for impairment on an annual basis in the fiscal fourth quarter or on an interim basis if an event occurs or circumstances change that indicate goodwill may be impaired. For the year ended December 31, 2022, we performed an assessment of goodwill which did not result in an impairment charge for the year.

Reconciliation of Carrying Amounts (in thousands)

	Intangible Assets	Goodwill	Total
Cost
Balance at December 31, 2021	563	602	1,165
Additions	3,370	9,660	13,030
Balance at December 31, 2022	3,933	10,262	14,195
Additions (Adjustment)	-	(88)	(88)
Balance at June 30, 2023	3,933	10,174	14,107
Accumulated Depreciation
Balance at December 31, 2021	113	-	113
Depreciation	112	-	112
Balance at December 31, 2022	225	-	225
Depreciation	394	-	394
Balance at June 30, 2023	619	-	619

Carrying Amounts
Balance at December 31, 2022	3,708	10,262	13,970
Balance at June 30, 2023	3,314	10,174	13,488

17

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2023 and 2022

UNAUDITED

14. Capital and Reserves

Share capital and share premium

All Common Shares rank equally with regards to the Company’s residual assets. Preference shareholders participate only to the extent of the face value of the shares. The following table is presented in thousands:

	Share Premium		Non-controlling Interests		Non-redeemable Preference Shares
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
In issue at beginning of year	48,242	50,753	263	-	-	-
Issued for cash	-	-	-	-	-	-
Conversion	-	-	-	-	-	-
Exercise of stock options	313	663	-	-	-	-
Common shares acquired	(1,411)	(8,060)	-	-	-	-
Release of vested common shares from employee benefit trusts	4,794	4,886	-	-	-	-
Non-controlling interest	-	-	226	263	-	-
In issue at end of year – fully paid	51,938	48,242	489	263	-	-
Authorized shares	Unlimited	Unlimited	Unlimited	Unlimited	66,000	66,000

15. Capital Management

Real defines capital as its equity. It is comprised of Common Shares, contributed capital, retained deficit and accumulated other comprehensive loss. The Company’s capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company sets the amount of capital in proportion to the risk and adjusts considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets to reduce debt.

Real’s objective is met by retaining adequate liquidity to provide the possibility that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the periods ended June 30, 2023, and December 31, 2022.

The following table presents the Company’s liquidity (in thousands):

	For the Period Ended
	June 30, 2023	December 31, 2022
Cash	17,165	10,846
Other Receivables	52	74
Investments in Financial Assets	10,911	7,892
Total	28,128	18,812

18

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2023 and 2022

UNAUDITED

16. Lease Liability and Right of Use Asset

The Company leases a corporate office in New York, NY under a lease agreement dated December 1, 2017, which expired on June 30, 2023. A summary of the changes in the right-of-use asset (in thousands) for the periods ended June 30, 2023, and December 31, 2022 is as follows:

Right-of-Use Asset
Cost
Balance at December 31, 2021	502
Additions	107
Balance at December 31, 2022	609
Additions (Adjustment)	(69)
Balance at June 30, 2023	540
Accumulated Depreciation
Balance at December 31, 2021	393
Acquired Depreciation	59
Depreciation	84
Balance at December 31, 2022	536
Depreciation (Adjustment)	(12)
Depreciation	16
Balance at June 30, 2023	540

Carrying Amounts
Balance at December 31, 2022	73
Balance at June 30, 2023	-

The lease liability resulted from the lease agreement is $131 thousand (undiscounted value of $135 thousand, discount rate 4%). This liability represents the monthly lease payment from January 1, 2022 to June 30, 2023. A summary of the changes in the lease liability (in thousands) during the periods ended June 30, 2023, and December 31, 2022 is as follows:

	June 30, 2023	December 31, 2022
Maturity analysis – contractual undiscounted cash flows
Less than one year	-	96
One year to five years	-	-
More than five years	-	-
Total undiscounted lease liabilities	-	96
Lease liabilities included in the balance sheet	-	96
Current	-	96
Non-current	-	-

17. OTHER PAYABLES

The other payables primarily consist of bonus payable. The contingent consideration recognized in 2022 as part of the closing of the Expetitle Transaction was released on January 23, 2023 upon the satisfaction of the following terms and conditions: (i) the key employees from Expetitle remained at their current position with the Company for at least twelve (12) months after the closing date of the Expetitle Transaction and (ii) Expetitle became licenced to operate in at least fifteen states, including the then current states of operation, Florida, Georgia, and Texas.

	June 30, 2023	December 31, 2022
Contingent Consideration	-	600
Bonus Payables	1,054	203
Other Payables	300	385
Total Other Payables	1,354	1,188

19

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2023 and 2022

UNAUDITED

18. Financial Instruments – Fair Value and Risk Management

Accounting classifications and fair value (in thousands)

	For the Year Ended December 31, 2022
	Carrying Amount			Fair Value
	Financial Assets Not Measured at FV	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	-	-	-	7,892	-	7,892
Total Financial Assets Measured at Fair Value (FV)	-	-	-	7,892	-	7,892
Financial Liabilities Measured at Fair Value (FV)
Warrants	-	-	-	-	242	242
Total Financial Liabilities Measured at Fair Value (FV)	-	-	-	-	242	242
Financial Assets Not Measured at Fair Value (FV)
Cash and Cash Equivalents	10,846	-	10,846	-	-	-
Restricted Cash	7,481	-	7,481	-	-	-
Trade Receivables	1,547	-	1,547	-	-	-
Other Receivables	74	-	74	-	-	-
Total Financial Assets Not Measured at Fair Value (FV)	19,948	-	19,948	-	-	-
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	474	474	-	-	-
Accrued Liabilities	-	11,866	11,866	-	-	-
Customer Deposits	-	7,481	7,481	-	-	-
Other Payables	-	1,188	1,188	-	-	-
Total Financial Liabilities Not Measured at Fair Value (FV)	-	21,009	21,009	-	-	-

	For the Period Ended June 30, 2023
	Carrying Amount			Fair Value
	Financial Assets Not Measured at FV	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	-	-	-	10,911	-	10,911
Total Financial Assets Measured at Fair Value (FV)	-	-	-	10,911	-	10,911
Financial Liabilities Measured at Fair Value (FV)
Warrants	-	-	-	-	324	324
Total Financial Liabilities Measured at Fair Value (FV)	-	-	-	-	324	324
Financial Assets Not Measured at Fair Value (FV)
Cash and Cash Equivalents	17,165	-	17,165	-	-	-
Restricted Cash	29,580	-	29,580	-	-	-
Trade Receivables	1,925	-	1,925	-	-	-
Other Receivables	52	-	52	-	-	-
Total Financial Assets Not Measured at Fair Value (FV)	48,722	-	48,722	-	-	-
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	1,146	1,146	-	-	-
Accrued Liabilities	-	21,280	21,280	-	-	-
Customer Deposits	-	29,580	29,580	-	-	-
Other Payables	-	1,354	1,354	-	-	-
Total Financial Liabilities Not Measured at Fair Value (FV)	-	53,360	53,360	-	-	-

20

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2023 and 2022

UNAUDITED

A. Transfers between levels

During the periods ended June 30, 2023, and December 31, 2022, there have been no transfers between Level 1, Level 2 and Level 3.

B. Financial risk management

The Company has exposure to the following risks arising from financial instruments:

‒ credit risk (see (ii));

‒ liquidity risk (see (iii));

‒ market risk (see (iv)); and

‒ investment risk (see (v)).

i. Risk management framework

The Company’s activity exposes it to a variety of financial risks, including credit risk, liquidity risk, market risk and investment risk. These financial risks are managed by the Company under policies approved by the Board of Directors. The principal financial risks are actively managed by the Company’s finance department, within the policies and guidelines.

On an ongoing basis, the finance department actively monitors the market conditions, with a view of minimizing exposure of the Company to changing market factors, while at the same time limiting the funding costs of the Company.

The Company’s Audit Committee oversees how management monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

ii. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The receivables are processed through an intermediary trustee, as part of the structure of every deal, which ensures collection on the close of a successful transaction. In order to mitigate the residual risk, the Company contracts exclusively with reputable and credit-worthy partners.

The carrying amount of financial assets and contract assets represents the maximum credit exposure.

Trade receivables

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers other factors may influence the credit risk of the customer base, including the default risk associated with the industry and the country in which the customers operate.

The Company does not require collateral in respect to trade and other receivables. The Company does not have trade receivable and contract assets for which no loss allowance is recognized because of collateral.

Loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off. Roll rates are calculated separately for exposures in different CGUs based on the following common credit risk characteristics – geographic region, credit information about the customer and the type of home purchased.

21

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2023 and 2022

UNAUDITED

Loss rates are based on actual credit loss experience. These rates are multiplied by scalar factors to reflect differences between economic conditions during the period over which the historical data has been collected, compared to current conditions of the Company’s view of economic conditions over the expected lives of the receivables.

As of June 30, 2023, the exposure to credit risk for trade receivables and contract asset (in thousands) by geographic region was as follows:

	June 30, 2023	December 31, 2022
US	1,808	1,105
Other Regions	117	442
Trade Receivables	1,925	1,547

iii. Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to maintaining liquidity is to ensure, as far as possible, that it will have sufficient cash and cash equivalents and other liquid assets to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

iv. Market risk

Market risk is the risk that changes in market prices – e.g. foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Company is exposed to transactional foreign currency risk to the extent there is a mismatch between currencies in which purchases and receivables are denominated and the respective functional currencies of the Company. The currencies in which transactions are primarily denominated are US dollars, Israeli shekel and Canadian dollar.

Sensitivity analysis

A reasonably possible strengthening (weakening) of the U.S. dollar (USD), Israeli shekel (ILS), or Canadian Dollar (CAD) against all other currencies in which the Company operates as of June 30, 2023 and December 31, 2022 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. The following table is presented in thousands:

	Average Rate		Period-end Spot Rate
	Strengthening	Weakening	Strengthening	Weakening
Balance at, June 30, 2023
CAD (-5% movement)	198	(198)	267	(267)
ILS (-5% movement)	11	(11)	41	(41)
Balance at, December 31, 2022
CAD (-5% movement)	355	(355)	456	(456)
ILS (-5% movement)	2	(2)	6	(6)

Foreign Currency Risk Management

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

22

THE REAL BROKERAGE INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2023 and 2022

UNAUDITED

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities (in thousands) at the reporting date are as follows:

	Liabilities		Assets
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
CAD	(26,631)	(7,058)	20,995	3,474
ILS	(122)	(82)	7,651	7,724
Total Exposure	(26,753)	(7,140)	28,646	11,198

v. Investment risk

The Company invested funds from the Insight Partners financing transaction into a managed investment portfolio, exposing it to risk of losses based on market fluctuations. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts. Funds apportioned for investment are allocated accordingly to the investment guidelines set forth by Management. Investments are made in U.S. currency.

The Company follows a conservative investment approach with limited risk for investment activities and has allocated the funds in Level 1 assets to reduce market risk exposure.

Information about the Company’s investment activity is included in Note 11.

19. COMMITMENTS AND CONTINGENCIES

The Company may have various other contractual obligations in the normal course of operations. The Company is not materially contingently liable with respect to litigation, claims and environmental matters, including those that could result in material mandatory damages or other relief. Any expected settlement of claims in excess of amounts recorded will be charged to profit or loss as and when such determination is made.

20. RELATED PARTY TRANSACTIONS

Balances and transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. The Company’s key management personnel are comprised of its Chief Executive Officer, Chief Financial Officer, President, Chief Technology Officer, and Chief Marketing Officer, and other members of the executive team. Executive officers participate in the A&R Plan (see Note 9.A). Directors and officers of the Company control approximately 37.75% of the voting shares of the Company. The remuneration of key management personnel and directors of the Company who are part of related parties is set out below (in thousands):

	Period Ended
	June 30, 2023	June 30, 2022
Salaries and Benefits	1,046	1,009
Stock-Based Compensation	1,731	642
Compensation Expenses for Related Parties	2,777	1,651

21. SUBSEQUENT EVENTS

On July 28, 2023, Real announced that it’s application for a voluntary delisting of its common shares from the Toronto Stock Exchange (the “TSX”) has been approved by the Company’s Board of Directors and the TSX. It is expected that the Common Shares will be delisted from the TSX effective as of close of markets on August 11, 2023. The Common Shares will continue to be listed and trade on the Nasdaq Capital Market (the “NASDAQ”) under the symbol “REAX”.

23